United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Home Depot Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of The Home Depot
RE:	The Case for Voting YES on Item No. 7 on the 2022 Proxy Ballot (“Shareholder Proposal Regarding Political Contributions Congruency Analysis”)
DATE:	May 11, 2022

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Tara Health Foundation urges shareholders to vote YES on Item No. 7 of our proposal on the 2022 proxy ballot of The Home Depot (“Home Depot” or “the Company”). The Resolved clause states:

Shareholders request that The Home Depot publish, at least annually, a report, at reasonable expense, analyzing the congruence of political and electioneering expenditures during the preceding year against publicly stated company values and policies and disclosing or summarizing any actions taken regarding pausing or terminating support for organizations or politicians, and the types of incongruent policy advocacy triggering those decisions.

About the Proponent

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

We are long-term shareholders in The Home Depot, in no small part because of the company’s numerous corporate responsibility initiatives. We have filed our shareholder proposal because it is apparent that Home Depot’s political spending patterns are undermining the good work and the high aspirations of these corporate responsibility initiatives.

The Home Depot’s Political Contributions and the Incongruency Problem

Home Depot’s political expenditures appear to be misaligned with the Company’s values and interests.

The annual review we propose would institutionalize greater transparency and accountability in Home Depot’s political spending process. The proposal cites two examples that support the case for the annual report requested in the Resolved clause.

1.	Climate change. Our proposal states:

The Home Depot has committed to achieving a 50% reduction in carbon emissions by 2035 yet is a member of the U.S. Chamber of Commerce, which has long and consistently lobbied to roll back specific US climate regulations and promoted regulatory frameworks that would significantly slow a transition away from a GHG emission-intense energy mix.

Home Depot has set a science-based target of reducing carbon emissions by 50% by 2035, and toward that end, has decreased its U.S. store energy use ahead of its initial goals.

Yet Home Depot is a member of the U.S. Chamber of Commerce. As reported by the Change the Chamber Coalition, the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. Actions in 2021 included: issuing statements and amicus briefs in support of fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to call for drilling on federal lands, and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change (“A Summary of Environmental & Climate Action Obstruction by the U.S. Chamber of Commerce 2021,” Change the Chamber Coalition at https://bit.ly/3FsKCWa).

Other companies have taken action to address incongruence between the Chamber’s views and their own. For example, after the Chamber filed a lawsuit against the Environmental Protection Agency (EPA) for its ruling on regulating greenhouse gas emissions, Nike Inc. stepped away from its membership, stating that it “fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the Environmental Protection Agency is inconsistent with our view that climate change is an issue in need of urgent action.” (“Abandoning Ship: Nike Quits Chamber Board Over Climate Change Stance,” CBS News, September 30, 2009 at https://cbsn.ws/3snU08i.)

Over 100 companies have quit the Chamber of Commerce as a result of its climate change policies (“The US Chamber of Commerce Might Not Be What You Think,” Racked, Oct. 2, 2017, at https://bit.ly/3vUcjUP).

1

(The U.S. Chamber of Commerce has also worked at cross purposes to The Home Depot’s admirable work during the COVID-19 pandemic. The Home Depot has donated and redirected millions of dollars worth of masks and other personal protective equipment to hospitals, healthcare providers and hospitals, providing much-needed relief in this time of high crisis. Yet the U.S. Chamber of Commerce actively lobbied the previous administration against using the Defense Production Act more aggressively to achieve the same ends (“Trump bets Business will answer call to fight virus, but strategy bewilders firms,” New York Times, March 22, 2020 at https://nyti.ms/3ffld7y).

In addition, an analysis conducted by Bloomberg found that nearly one-half of Home Depot’s political spending in the 2020 election cycle supported candidates characterized as “ardent obstructionist[s] of proactive climate policy” (“American Politicians Who Vote Against Climate Get More Corporate Cash,” Bloomberg, October 23, 2020 at https://bloom.bg/3c7MwOU).

2. Undermining access to reproductive healthcare. Home Depot has evidenced a strong commitment to gender diversity through its support of a women’s employee resource group known as The Women’s Link; a “Women in Leadership” curriculum; and other actions including the provision of strong reproductive health and maternity benefits. These efforts are warranted, given that women constituted 38% of all employees (and 32% of management) of Home Depot’s 2020 U.S. workforce (“ESG Report: Doing Our Part,” at https://thd.co/3MRkO8R), and given the dramatic outflow of women from the U.S. workforce as a result of the pandemic.

Yet based on public data, we estimate that in the last three election cycles, The Home Depot and its employee PAC have made political donations totaling nearly $7.5 million to politicians and political organizations working to weaken access to abortion. This includes nearly $100,000 in contributions to anti-choice politicians in the company’s headquarter state of Georgia, including Attorney General Chris Carr, who defended the state’s controversial “fetal heartbeat” abortion ban. It also includes $30,000 to Congressman Buddy Carter, the co-sponsor of a federal bill that would outlaw all abortion regardless of circumstance.

More than 40% of Home Depot stores (815 stores) are located in 26 states that are certain or likely to ban access (“U.S. Store Count by State” at https://thd.co/3lOZHrb, and “26 States Are Certain or Likely to Ban Abortion Without Roe: Here’s Which Ones and Why,” Guttmacher Institute at https://bit.ly/3MIVscY). Contributing to the advancement of further restrictions, even as an unintended byproduct of political spending, is probably not an activity welcomed by most of the company’s employees, given the public’s support for the Roe v. Wade framework by a 2:1 margin, confirmed in a poll conducted just following the leaked Supreme Court draft decision to overturn Roe (“Majority of Americans say Supreme Court should uphold Roe, Post-ABC poll finds,” Washington Post, May 3, 2022, at https://wapo.st/3smS7ZI).

*          *          *          *

2

In addition to the above, a recent report revealed that The Home Depot has become the largest corporate contributor to members of Congress who objected to certifying the presidential election results on January 6, 2021, having donated $365,000 to these politicians from January 6, 2021 through May 8, 2022 (“Tracking the Top Donations,” Accountable.us, at https://bit.ly/3wlbTWz). The Home Depot responded to questions from Yahoo Finance by pointing to its giving to both sides of the aisle (“Home Depot now the biggest corporate donor to 2020 election objectors, analysis finds” at https://yhoo.it/3MbEBzC), perpetuating a false equivalency narrative that gravely understates the contributions of the recipients to the first instance in our nation’s history where we did not experience a peaceful transition of power.

In 2021, Home Depot was also a target of a coordinated public campaign urging it to distance itself from bills in the Georgia state legislature seeking to restrict voting access. Advocates say the bills, which were consolidated and signed into law as the “Election Integrity Act,” are designed to suppress turnout, particularly among the Black electorate (“Georgia Corporations Respond to Pressure on Voter Suppression Bills,” Popular.Info, March 15, 2021 at https://bit.ly/3ypVCCn). Backlash to the law was fierce, including a letter to six companies, including The Home Depot, from nineteen investors affiliated with funds that manage $1 trillion in assets. The letters stated:

Alienating a significant portion of the company’s employees and consumer base by supporting elected officials driving a policy effort that would lead to mass disenfranchisement of voters of color is not a sound or sustainable business strategy…. The onus is now on the Board to comprehensively reassess Home Depot’s corporate-directed political spending policies, practices and risks (“Shareholder Letters,” Google Drive, at https://bit.ly/3LY50Ba).

Shortly after, Delta Airlines and Coca-Cola expressed regrets for not having taken stronger stands against the bills (“Delta and Coca-Cola Reverse Course on Georgia Voting Law, Stating ‘Crystal Clear’ Opposition,” New York Times at https://nyti.ms/3ymcSZ1).

In the 2018 and 2020 election cycles, according to public data, Home Depot gave $30,000 in contributions to 14 sponsors of these bills.

Why Investors Should Vote for Item No. 5

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized and increasingly explosive political environment, shareholders must insist upon a more responsible and coherent political spending strategy. We believe The Home Depot’s reputation is at risk, regardless of the company’s disclaimers asserting that contributions are made keeping in mind its key priorities and core values.

The examples above vividly underscore the utility of our proposed annual review and report.

The company’s response to our proposal in the proxy reiterates information already found in company policies and statements, focusing on existing governance and transparency mechanisms. It states that the PAC “supports candidates on both sides of the aisle who champion pro-business, pro-retail positions that stimulate economic growth” and refers the reader to reports that offer greater detail. One of these is the 2021 Corporate Responsibility Report ( https://thd.co/3MRkO8R), which states that the PAC evaluates candidates based on their service on key committees; issue positions on legislative issues; endorsements by business, retail and values-aligned organizations; service in a current or potential leadership position; and the location of a Home Depot facility in the candidate’s district.1 Yet these criteria have failed to screen out candidates and political committees whose voting records and issue positions conflict with Home Depot’s full aspirations of being an employer that respects and supports diversity, equity and inclusion; environmental responsibility; respect for democratic institutions; and the health and well-being of employees.

_____________________________

1 It is worth noting that The Home Depot’s overall political spending transparency and accountability mechanisms do not rise to the level of best practices among its peers, according to the Center for Political Accountability annual ranking (see the 2020 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, at https://politicalaccountability.net/index). Deficiencies noted in that report include incomplete or limited disclosure of independent political expenditures, trade association payments used for political purposes, donations to 501c4s, and other areas.

3

The Home Depot’s current stance fails to address the harm to reputation that is being incurred right now as a result of an inadequate vetting process. We believe the requested review and report would infuse greater discipline and accountability into the vetting process.

This is not the first time that Home Depot has been a flashpoint on the subject of political giving. In the wake of the passage of Georgia’s strict abortion ban legislation in 2019, a company spokesman asserted the company’s neutrality, telling the Atlanta Journal-Constitution that abortion was “a very personal issue to the individual so we don’t see it as our place to weigh in.” Yet this claim of neutrality was and still is contradicted by the political spending data cited above (“Georgia corporate powers remain on the sidelines in ‘heartbeat’ debate,” Atlanta Journal-Constitution, June 10, 2020 at https://bit.ly/3fgmTxh). That same year, facing a boycott, the company felt it necessary to distance itself from retired founder Bernie Marcus’s political views (“Home Depot facing boycott over co-founder's Trump donation,” The Hill, July 9, 2019, at https://bit.ly/2QENCtn). While Mr. Marcus no longer represents the company, that distinction is often blurred in the public mind.

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.

(“The State of Corporate Reputation in 2020: Everything Matters Now,” Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

The Conference Board’s new report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity affirms these observations:

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values….Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.

4

….[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.

(https://bit.ly/3vhRuRK.)

In 2021, then-acting SEC Allison Herren Lee Chair underscored the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

(“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” US Security and Exchange Commission, March 15, 2021 at https://bit.ly/3vXEH6D.) At his confirmation hearings, SEC Chair Gary Gensler said that mandatory political disclosure “is something I think the Commission should consider in light of the strong investor interest” (“Gensler: SEC should consider corporate spending disclosures,” Politico, at https://politi.co/38l6pmu).

This proposal is on its third year on the ballot. Support grew to 38% in the 2021 proxy season. The proponent offers this proposal as a “friendly amendment” to existing governance and accountability procedures. With the encouragement of even more shareholders, management and the Board of Directors may be more inclined to see it that way as well. A vote in favor will encourage management and the Board of Directors to further refine its political giving criteria such that its political spending may become better aligned with the company’s “lived” values (e.g., environmental sustainability, diversity and inclusion, access to healthcare) as well as its prioritized areas of public policy interest. Better alignment means fewer surprises; less risk of collateral damage to the company’s employees, other stakeholders and democratic institutions; and reduced reputation risk.

For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our proposal and urge you to vote YES on Item No. 7 on the company's proxy.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

5